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                               May 8, 2023

       Gilberto Tomazoni
       Chief Executive Officer
       JBS B.V.
       Stroombaan 16, 5th Floor
       1181 VX, Amstelveen, Netherlands

                                                        Re: JBS B.V.
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-4
                                                            Submitted April 26,
2023
                                                            CIK No. 001791942

       Dear Gilberto Tomazoni:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement

       General

   1.                                                   Please update
references to shareholder percentages as of March 15, 2023, to reflect information as of the
date of the registration statement, or the most recent practicable date.
       Taxation, page 235

   2. It appears you have included "short-form" tax opinions as Exhibits 8.1, 8.2, and 8.3 to the registration statement.
Please revise the subsections captioned "Material U.S. Federal
                                                        Income Tax
Consequences" (i.e., not limited to the fourth paragraph on page 236),
                                                        "Material Brazilian Tax
Consequences," and "Material Dutch Tax Consequences" to state clearly that the
disclosure is the respective opinion of named counsel, and to ensure that
 Gilberto Tomazoni
FirstName
JBS B.V. LastNameGilberto Tomazoni
Comapany
May  8, 2023NameJBS B.V.
May 8,
Page 2 2023 Page 2
FirstName LastName
         the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.
Exhibits

3. Exhibit 8.1 states, "[T]he statements in the Registration Statement set forth in the second
         paragraph under the caption 'Taxation   Material U.S. Federal Income
Tax
         Consequences   Consequences of the Proposed Transaction   Consequences
of the
         Merger of Shares and Redemption' to the extent that they constitute descriptions or summaries of U.S. federal income tax law or legal conclusions with respect thereto, are accurate in all material respects." Please have counsel revise Exhibit
8.1 to state that the
         disclosure under the caption "Taxation   Material U.S. Federal Income
Tax
         Consequences" is counsel's opinion. Refer to Staff Legal Bulletin No. 19, III.B.2 for additional guidance.
4. Exhibit 8.2 states, "We hereby confirm that the discussion set forth in the Registration
         Statement under the caption 'Taxation   Material Brazilian Tax
Consequences,' with
         respect to Brazilian tax matters and subject to the conditions and limitations described therein, fairly summarizes the Brazilian tax impacts provided by Brazilian law in force on the date of this letter to the Proposed Transaction and to the acquisition, ownership and disposition of the Securities by Non-Brazilian Holders." Please have counsel revise
         Exhibit 8.2 to state that the disclosure under the caption "Taxation Material Brazilian
         Tax Consequences" is counsel's opinion. Refer to Staff Legal Bulletin No. 19, III.B.2 for additional guidance.
5.       Exhibit 8.3 appears to replicate disclosure under the caption
"Taxation   Material Dutch
         Tax Consequences" and then states, "[W]e are of the opinion that the Dutch tax considerations as described [above], as far as it concerns Dutch corporate tax law, Dutch dividend withholding tax law, Dutch personal income tax law, gift and inheritance tax law and real estate transfer tax law are correct." Please have counsel revise Exhibit 8.3 to state
         that the disclosure under the caption "Taxation   Material Dutch Tax
Consequences" is
         counsel's opinion. Refer to Staff Legal Bulletin No. 19, III.B.2 for additional guidance.
        You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-
3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
 Gilberto Tomazoni
JBS B.V.
FirstName
May 8, 2023    LastNameGilberto Tomazoni
Comapany
Page    3      NameJBS B.V.
May 8, 2023 Page 3
cc:       John Vetterli
FirstName LastName